9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea Tel: 822 2073 2846 Fax: 822 2073 2848

September 15, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie L. Hunsaker Senior Assistant Chief Accountant Division of Corporation Finance

Re:	KB Financial Group Inc. Form 20-F for the Fiscal Year Ended December 31, 2010 filed June 20, 2011 Form 6-K filed August 29, 2011 File No. 000-53445

Dear Ms. Hunsaker:

Reference is made to your letter dated August 31, 2011 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Commission on June 20, 2011 (the “Annual Report”), and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2011 (the “Form 6-K” and, together with the Annual Report, the “Reports”). We would like to thank you for your review of the Reports.

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Reports, and financial information provided herein has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and presented on a consolidated basis.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.2

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3D. Risk Factors, page 12

“The adoption of International Financial Reporting Standards as adopted by Korea may adversely affect the our reported financial condition and results of operations”, page 25

1.	We note beginning in 2011, all listed companies in Korea are required to prepare their financial statements under International Financial Reporting Standards as adopted by Korea. As such, we noted your quarterly financial statements for 2011 for the quarter ended March 31, 2011 filed in the Form 6-K on May 30, 2011 were prepared in accordance with Korean IFRS. Please explain the difference, if any, between Korean IFRS and IFRS as adopted by the International Accounting Standards Board (IASB). Additionally, to the extent there are differences between the two accounting principles, please confirm you plan to provide a reconciliation between Korean IFRS and U.S. GAAP in your next annual filing.

Korean IFRS is mostly a word-for-word Korean translation of IFRS as issued by the IASB, and differs from IFRS as issued by the IASB only in that (i) certain paragraphs in IFRS as issued by the IASB dealing with transition requirements that are now obsolete have been deleted in Korean IFRS and (ii) certain paragraphs requiring additional disclosures have been added in Korean IFRS. In any event, for the Company’s annual report on Form 20-F for fiscal year 2011, the Company plans to prepare its financial statements in accordance with IFRS as issued by the IASB (and not Korean IFRS). Accordingly, the Company does not plan to provide a reconciliation between Korean IFRS and U.S. GAAP in its next annual filing.

Item 4B –Business Overview, page 38

Lending Activities, page 42

2.	We note that you have (Won) 29.3 trillion of home equity products, consisting of approximately 15% of your total gross loans. Please respond to the following:

•

We note your disclosure on page 43 that you have both amortizing and non-amortizing home equity loans, and the different loan periods for each. Please separately disclose and quantify the amount of amortizing and non-amortizing home equity loans.

As of December 31, 2010, the Company had (Won)21,864 billion of amortizing home equity loans, representing 74.7% of the Company’s total home equity loans, and (Won)7,423 billion of non-amortizing home equity loans, representing 25.3% of the Company’s total home equity loans.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.3

In response to the Staff’s comment, the Company will disclose in its future filings, beginning with its annual report on Form 20-F for fiscal year 2011, details about the amount of amortizing and non-amortizing home equity loans as described above.

•	Quantify how much of the mortgage and home equity classes have unsecured mortgages and disclose the credit rating categories discussed on page F-38 that these unsecured loans fall within.

The following table sets forth the Company’s unsecured and secured mortgage loans and home equity loans as of December 31, 2010, based on their asset classification category:

	As of December 31, 2010
	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
	(In millions of Korean Won)
Mortgage:
Unsecured(1)	(Won)	7,859,457	(Won)	147,382	(Won)	5,832	(Won)	175,442	(Won)	14,154	(Won)	8,202,267
Secured		32,655,071		193,846		90,536		17,850		6,366		32,953,669
Home equity:
Unsecured		—		—		—		—		—		—
Secured		28,996,624		166,837		107,950		11,189		4,799		29,287,399

Total		69,511,152		498,065		204,318		204,481		25,319		70,443,335

(1)	Includes advance loans to borrowers for the down payment of new housing that is in the process of being built, as described on pages 43 and 44 of the Annual Report.

In response to the Staff’s comment, the Company will disclose in its future filings, beginning with its annual report on Form 20-F for fiscal year 2011, details about the credit ratings of unsecured mortgage and home-equity loans as described above.

•

Tell us whether any of your home equity loans are in a second lien position. Tell us whether any specific additional underwriting procedures are performed when you issue a second lien home equity loan.

The Company’s home equity loan portfolio includes loans that are in a second lien position. In addition to the extensive underwriting procedures the Company performs when it issues home equity loans in general, the Company performs additional underwriting procedures with respect to home equity loans secured by a second lien to assess and confirm the value and status of any loans secured by security interests on the collateral which would be prior to the Company’s security interest under the second lien home equity loan. Under regulations implemented by the Financial Supervisory Service, the Company’s home equity loans are subject to maximum loan-to-value ratios (i.e., the ratio of the aggregate principal amount of loans, including first and second lien loans, secured by a particular item of collateral to the appraised value of such collateral) of between 40% and 60%, which are relatively conservative ratios compared to those applicable to financial institutions in other countries for such loans. As such, for home equity loans, the Company does not lend more than an amount equal to the adjusted collateral value (i.e., the collateral value as discounted by the required loan-to-value ratio) minus the value of any loans secured by security interests on the collateral that are prior to the Company’s security interest. Accordingly, in order to ascertain the value of loans secured by security interests on the collateral which would be prior to the Company’s security interest and to confirm the status of such loans, the Company performs additional underwriting procedures including a review of the relevant title and security interest registration documents and bank documents and certificates regarding such loans. In addition, for purposes of calculating debt-to-income ratios applicable to loans secured by certain types of housing under regulations implemented by the Financial Supervisory Service (as described on pages 101 and 102 of the Annual Report), which the Company applies on a nationwide basis for its home equity loans, the Company performs additional adjustments in its debt-to-income ratio calculations with respect to second lien home equity loans to account for the value of loans secured by security interests on the collateral that are prior to the Company’s security interest.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.4

•

To the extent that any of your home equity loans are in a second lien position, please tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

As discussed above, as part of its underwriting procedures prior to issuing a second lien home equity loan, the Company confirms the status of first lien loans and other loans secured by security interests on the collateral that are prior to the Company’s security interest under the second lien home equity loan.

Following the issuance of a home equity loan, the Company makes use of the Korea Federation of Bank’s database of delinquent borrowers to generally monitor the compliance of its borrowers with their other loan obligations, including the compliance of the Company’s second lien borrowers with their first lien loans. If a borrower in Korea is past due on payments of interest or principal for more than three months on any of its outstanding loans to Korean financial institutions (including mortgage, home equity, other consumer and credit card loans), such borrower is registered on the Korea Federation of Banks’ database of delinquent borrowers, which is monitored by the Company on a daily basis. The information disclosed by such database, which includes the outstanding loan amount which is past due, the identity of the delinquent borrower and the name of the applicable lending institution for such loan, provides an early warning about such borrower to the Company’s loan officers at the branch level, who then closely monitor the Company’s outstanding loans to such delinquent borrower and take appropriate preventive and remedial measures (including requiring such borrower to provide additional collateral) as necessary. Upon the occurrence of a default in the first lien position, the Company treats the second lien home equity loan as part of the Company’s potential problem loans or non-performing loans, data regarding which is provided on pages 75 through 79 of the Annual Report.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.5

Item 5 – Operating and Financial Review and Prospects, page 112

Critical Accounting Policies, page 115

Valuation of Securities and Financial Institution, page 116

3.	We note for securities traded in the over-the-counter market you may use independent pricing services or brokers to determine the fair value of such securities. Please consider disclosing the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and

•	Whether the broker quotes are binding or non-binding.

For securities traded in the over-the-counter market, the Company measures the fair value of such securities as the arithmetic mean of prices obtained from Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, all three of which are recognized as major qualified independent pricing services in Korea. There are extremely rare cases where price quotes are not received by the Company from all three of the pricing services described above. In such case, the Company contacts the pricing service which did not submit a price quote to discuss the reason why it cannot provide a price and, following such discussion, the Company uses the arithmetic mean of only the prices obtained from the other pricing services so long as there is no reason to believe that the prices that have been submitted are inadequate. The Company generally does not adjust the prices it obtains from these independent pricing services, as the variance among such prices is insignificant in most cases (primarily because most of the securities held by the Company consist of government bonds and highly-rated corporate bonds, there is a high volume of transactions in the over-the-counter market and actual transaction prices are monitored and referenced by the pricing services). The Company does not use prices provided by brokers in measuring the fair value of securities traded in the over-the-counter market.

In response to the Staff’s comment, the Company will revise its future filings to include details about its valuation of securities traded in the over-the-counter market as described above.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.6

Financial Statements and Notes

Note 1 – General Information and Summary of Significant Accounting Policies, page F-12

Note 8 – Investments, page F-27

4.	We note that you recognized other-than-temporary impairment losses on other securities of (Won)145.4 billion as of December 31, 2010. Please advise us the types of securities that these impairments were recognized on and the events and/or circumstances that led to such losses.

The following table sets forth the types of securities for which the Company recognized other-than-temporary impairment losses as of December 31, 2010, as referred to in the Staff’s comment:

(In billions of Korean Won)

Type of security	Issuer	Impairment
Investment accounted for under the equity method	JSC Bank CenterCredit	(Won)	126.1
Equity securities without readily determinable fair values	Kumho Industrial Co., Ltd.		18.9
	Others		0.4
Total		(Won)	145.4

When an indication of loss in fair value of an investment accounted for under the equity method or equity securities without readily determinable fair values is identified, the Company recognizes an impairment loss if the impairment loss is other-than-temporary. Indicators of such impairment include, but are not limited to, the following: (i) the fair value of the investment being less than its cost; (ii) a significant deterioration in the earnings performance, credit rating, asset quality or business prospects of the investee; (iii) a significant adverse change in the regulatory, economic or technological environment of the investee; and (iv) a significant change in the general market conditions of either the geographic area or the industry in which the investee operates. During the assessment of impairment, a decrease in the fair value of such investment or securities of more than 20% of the carrying value is automatically deemed by the Company to be an other-than-temporary impairment unless there is significant evidence to the contrary.

Impairment losses on JSC Bank CenterCredit securities

As of December 31, 2010, the Company held a 42% equity stake in JSC Bank CenterCredit (“BCC”), a Kazakhstan Bank, and accounted for such equity stake under the equity method. For the year ended December 31, 2010, BCC incurred a net loss of approximately (Won)198 billion, primarily due to adverse economic conditions in Kazakhstan. Kazakhstan has been experiencing, among other things, deterioration in the local real estate market and difficulties in the financial sector, including problems relating to liquidity and roll-over of borrowings in light of decreased liquidity inflows from overseas. The Company determined that the decrease in the investment value of its BCC shares was other-than-temporary because the adverse economic conditions in Kazakhstan, particularly the real estate market, were not expected to improve in the short term and in light of the fact that the loan portfolio of BCC consisted mainly of loans collateralized by real estate. Accordingly, the Company recognized impairment losses of (Won)126.1 billion in its investment in BCC, which amount is equal to the difference between (i) the carrying value of the Company’s investment in BCC under the equity method as of December 31, 2010, which was (Won)517.8 billion, and (ii) the fair value of such investment as of the same date as obtained from Korea Asset Pricing (an affiliate of Fitch Ratings), an independent third-party valuation service, which was (Won)391.7 billion.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.7

Impairment losses on Kumho Industrial Co., Ltd. securities

In March 2010, the Company converted its loans to Kumho Industrial Co., Ltd. (“Kumho”) into equity interests in connection with Kumho’s out-of-court restructuring procedures (which Kumho was undergoing due to the significant financial difficulties Kumho experienced in 2010), and accounted for such equity interests at cost, which was the fair value at the time of conversion. Kumho recorded an operating loss of (Won)85 billion for the year ended December 31, 2010, and the Company determined that the carrying amount of its investment in Kumho was not expected to recover in the short term in light of Kumho’s adverse earnings performance, liquidity and business prospects as of December 31, 2010. The fair value of the Company’s equity interests in Kumho was (Won)67.8 billion as of December 31, 2010, which was 22% lower than the carrying value of such equity interests under the cost method as of the same date. Consequently, the Company recognized an other-than-temporary impairment loss, in accordance with ASC 323-20-35, of (Won)18.9 billion, which amount represented the difference between (i) the carrying value of such equity interests under the cost method as of December 31, 2010, which was (Won)86.7 billion, and (ii) the fair value of such interests as of the same date as obtained from Korea Asset Pricing, which was (Won)67.8 billion.

For both investments accounted for under the equity method and equity securities without readily determinable fair values, the Company reviews and validates independent third party valuation reports, including their assumptions and methodologies.

Note 9 – Variable Interest Entities, page F-32

5.	We note your discussion on page F-33 of your investment trusts and the fact that you do not consolidate your guaranteed principal money trusts because you do not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Please tell us in more detail the nature of the guarantee provided for the guaranteed principal money trusts and additional background on how you concluded that you were not the primary beneficiary of these trusts. As part of your response, please discuss any investments or other variable interests you may hold in these investment trusts.

The Korean government, through the Financial Supervisory Service of Korea, closely regulates the establishment and operations of guaranteed principal money trusts in light of its principal policy goal of providing security for the elderly and retirees. In order to originate such guaranteed principal money trusts, a Korean bank must obtain the approval of the Financial Supervisory Service for individual trusts. Furthermore, Korean banks are not able to modify the basic terms and conditions of such guaranteed principal money trusts, or other terms and conditions which would significantly affect the activities and operations of the trusts, without the approval of the Financial Supervisory Service. Consequently, the Company does not have the ability to originate guaranteed principal money trusts without the Korean government’s approval nor the power to direct the activities that most significantly impact the economic performance of its guaranteed principal money trusts other than within the framework set by the Korean government’s policies and guidelines.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.8

The variable interest holders of a guaranteed principal money trust originated and operated by the Company are the investors in such trust and the Company. The Company provides a guarantee for the principal of such trust, which guarantee is required by the Korean government and for which no fee is charged by the Company. The Company also earns a fixed percentage fee for managing the trust accounts. The Company typically receives management fees equal to 0.9% of the average net asset value of the relevant trust. In light of the limited magnitude of the fixed 0.9% management fee (which is slightly less than the average 1% fee rate for non-guaranteed trusts) and the fact that such management fee, by definition, would remain a constant percentage of the net asset value, the Company believes that the management fee it earns with respect to guaranteed principal money trusts could not potentially be significant to such trusts. Other than the guarantee of principal and the management fee, the Company does not hold any other variable interest in the guaranteed principal money trusts that it originates and operates.

Based on the above, the Company does not believe that the conditions set forth in ASC 810-10-25-38A regarding the consolidation of variable interest entities are met with respect to its guaranteed principal money trusts, as the Company does not have power to direct the activities of such trusts that most significantly impact the economic performance of such trusts, and the benefits that the Company has the right to receive (i.e., the trust management fees) are not potentially significant to such trusts. Accordingly, the Company did not consolidate the guaranteed principal money trusts.

In light of the Staff’s comment, in future filings, the Company will further clarify the basis for the non-consolidation of guaranteed principal money trusts in the footnotes to the financial statements included therein.

Note 10- Loans, page F-36

Credit quality indicators, page F-38

6.	We note your table breaking out your commercial loans by class, and between investment grade and non-investment grade. We also note that the non-investment grade balance represents 64% of your total commercial loans, and 28% of your total loan balance. Given that such a large portion of your commercial loans are classified as non-investment grade, and the potential for several different categories of non-investment grade loans, please tell us and consider revising future filings to further break down the non-investment grade balance into different sub-categories to give a better indication of the credit quality of these loans.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.9

The following table sets forth a breakdown of the Company’s non-investment grade commercial loans as of December 31, 2010, based on their credit ratings:

							(In millions of Korean Won)
	Construction		Commercial and industrial		Other commercial		Foreign		Total
BB+, BB, BB-	(Won)	2,002,264	(Won)	29,225,829	(Won)	309,714	(Won)	425,439	(Won)	31,963,246
B+, B		877,116		11,546,700		77,635		815,464		13,316,915
B-, CCC		477,005		4,202,447		54,574		39,701		4,773,727
CC		641,691		802,940		5,239		17,932		1,467,802
C		248,350		760,289		774		—		1,009,413
D		115,877		888,475		1,787		21,516		1,027,655
Not-rated		244,720		1,131,707		247		15,487		1,392,161

Total	(Won)	4,607,023	(Won)	48,558,387	(Won)	449,970	(Won)	1,335,539	(Won)	54,950,919

As noted in the Company’s response to Staff comment 1 above, for the Company’s next filing of its annual report on Form 20-F for fiscal year 2011, the Company plans to prepare its financial statements in accordance with IFRS as issued by the IASB. Therefore, in its next annual filing to the Commission, the Company will be categorizing its loans by class into loans “neither past due nor impaired,” “past due but not impaired” and “impaired” in accordance with IFRS 7. Loans categorized as “neither past due nor impaired” will be further sub-categorized as “outstanding,” “good,” and “below normal” based on their credit rating and probability of default. For loans categorized as “past due but not impaired,” an aging analysis will be provided. The Company believes that such categorization of loans in accordance with IFRS 7 will provide a greater level of detail on the credit quality of the Company’s loans in line with the Staff’s suggestion.

Note 19 – Non-interest Income, page F-50

7.	We note your table illustrating the components of non-interest income for the three years ended December 31, 2010. We note that “other” fees and commission income represents 23% and 26% of total other fees and commission income and 16% and 17% of total non-interest income for the years ended December 31, 2010 and 2009, respectively. In light of the significance of the “other” balance, please tell us and expand disclosures in future filings to discuss the nature of the items included within “other” fees and commission income.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.10

The following table sets forth a breakdown of the “other” fees and commission income (as referred to in the Staff’s comment above) as of December 31, 2009 and 2010:

	(In millions of Korean Won)
	2009		2010
Commissions received on cash management service	(Won)	22,403	(Won)	23,519
Commissions received on linking service		17,300		14,243
Commissions received on electronic fund transfer service		44,990		45,626
Other guarantee fees		43,595		38,620
Internet and phone banking fees		34,162		34,660
Data system service fees		38,632		81,330
Securitization fees		24,501		23,066
Investment banking system fees		76,482		56,424
Foreign exchange service fees		34,664		37,074
Other(1)		272,560		188,355

Total	(Won)	609,289	(Won)	542,917

(1)	Includes various fees and commission income related to the Company’s miscellaneous business services, including but not limited to commissions received on mobile SMS services, commissions received on retirement pension management and commissions received for issuance of certificates.

In response to the Staff’s comment, the Company will expand its disclosures regarding other fees and commission income in the Company’s next filing of its annual report on Form 20-F for fiscal year 2011 to discuss the nature of the items included within “other” fees and commission income under IFRS as issued by the IASB.

Note 29 – Fair Value Measurement, page F-64

Changes in Level 3 Items Measured at Fair Value on a Recurring Basis, page F-68

8.	We note that you recognized (Won) 282.1 billion of gains in the income statement related to equity securities that are classified as Level 3 during the year ended December 31, 2010. Given that this gain represents over 266% of the balance of these securities at the beginning of the year (and there was only (Won) 33.5 billion of net purchases during the year), and nearly 100% of your pre-tax loss for 2010, please provide us with additional information regarding the nature of these equity investments and how they were valued. Additionally, please clarify whether these investments are classified as part of “other securities” in your investments footnote and tell us where in the income statement the gain was recorded.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.11

The Company classifies quoted equity securities which have restrictions on sale of more than one year as “other” securities and measures them at cost. The Company reclassifies these securities as available-for-sale securities when the applicable restriction on sale is for less than one year and accordingly measures them at fair value. The fair value of such securities incorporates an adjustment to the quoted market prices which are made to account for the effect of any remaining restriction based on significant non-observable inputs, and are thus categorized as Level 3 assets. As stated in the Annual Report and discussed below, the (Won)282.1 billion of gains in Level 3 securities referred to in the above Staff comment were not recorded as a part of net income but were recorded as a part of other comprehensive income. Such amount was mainly related to available-for-sale equity securities of Hyundai Engineering & Construction Co., Ltd. (“Hyundai E&C”) and Hyundai Merchant Marine Co., Ltd. (“HMM”) held by the Company, as shown in the table below:

(In billions of Korean Won)
Available-for-sale equity securities	As of December 31, 2009		Reclassification from other securities(1)		Other comprehensive income(2)		As of December 31, 2010
Hyundai Engineering & Construction		—	(Won)	25.0	(Won)	229.0	(Won)	254.0
Hyundai Merchant Marine		105.6		—		51.4		157.0

Total	(Won)	105.6	(Won)	25.0	(Won)	280.4	(Won)	411.0

(1)	Recorded as part of “Purchase, issuance and settlements” in the table presenting additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2010 as set forth in page F-70 of the Annual Report.
(2)	Recorded as part of “Total realized/unrealized gains (losses) recorded in Others” in the table presenting additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2010 as set forth in page F-70 of the Annual Report.

Hyundai Engineering & Construction Co., Ltd.

In 2006, the Company acquired shares of Hyundai E&C that had restrictions on sale of more than one year. The Company accordingly classified these securities as “other securities” and measured them at cost less impairment. As of December 31, 2010, such restrictions on sale were due to terminate within one year and the Company reclassified these securities, at cost, as available-for-sale and measured them at fair value. The fair value of such securities was determined based on the price obtained from Korea Asset Pricing (an affiliate of Fitch Ratings), an independent pricing service, and also reflected adjustments for the restrictions on sale based on significant non-observable inputs. Therefore, such securities were categorized as Level 3 assets. Unrealized gains on these securities amounting to (Won)229.0 billion were recorded as a part of other comprehensive income.

Hyundai Merchant Marine Co., Ltd.

In 2009, the Company acquired shares of HMM that had restrictions on sale of less than one year. The Company accordingly classified these securities as “available-for-sale” and measured them at fair value. These securities remained Level 3 assets in 2010 since the restriction was extended for a period of less than one year as of December 31, 2010. The fair value of such securities was determined based on the price obtained from Korea Asset Pricing and also reflected adjustments for the restrictions on sale based on significant non-observable inputs. The unrealized gains on such securities amounting to (Won)51.4 billion were recorded as a part of other comprehensive income.

For both the Hyundai E&C and HMM shares, the Company obtained prices from Korea Asset Pricing which incorporate adjustments to the quoted market price for the effect of the restriction using valuation techniques such as the Risk Adjusted Discount Rate Model, Discounted Cash Flow Model and Imputed Market Value Model. The liquidity discount to reflect the diminution in value attributable to the restrictions on sale was calculated based on the nature and duration of such restrictions. The Company obtains prices from Korea Asset Pricing on a quarterly basis and reviews the appropriateness of the calculation of the fair value, including the adjustment for the liquidity discount.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.12

Items measured at fair value on a nonrecurring basis, page F-71

9.	In footnote (1), you state that the fair value of the collateral of impaired loans was based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral. Please clarify whether these valuation experts are the same as the Collateral Evaluation and Monitoring System you use to manage the liquidation value of collateral you hold as discussed on page 200. If not, please explain. Additionally, please tell us the nature and types of adjustments you make to the collateral related to the foreclosure proceeding, and to the extent possible, please discuss the relative size of these adjustments.

The Company notes that the external valuation experts referred to by the Staff in its comment above are essentially the same as the Collateral Evaluation and Monitoring System the Company uses to manage the liquidation value of collateral it holds, as discussed on page 200 of the Annual Report.

As noted in footnote (1) on page F-71 of the Annual Report, the fair value of the collateral for the impaired loans referred to therein is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral. In calculating the fair value of such collateral, the Company adjusts the relevant appraisal value provided by external valuation experts to take into account several factors, including mainly (i) a collateral recognition factor, which reflects the average historical auction clearance rate for such type of collateral in the same region in Korea for the past five years and adjustments based on changes that the Company anticipates to the value of the collateral, (ii) a present value discount factor, to account for the time required to complete the foreclosure proceeding (generally, a two-year period is assumed for U.S. GAAP purposes), (iii) the anticipated costs of the foreclosure proceeding and (iv) the value of any liens and other security interests that are prior to the Company’s security interest. The value of factor (iv) varies widely in each individual case. Among factors (i), (ii) and (iii), typically factor (i) accounts for the largest proportion of the overall adjustment to the appraisal values provided by external valuation experts, followed by factor (ii) and then factor (iii). In 2010, on average, factors (i), (ii) and (iii) resulted in downward adjustments to such appraisal values for U.S. GAAP purposes of approximately 25.0% to 49.0%, 5.6% to 8.3% and 0.2% to 0.3%, respectively.

Note 30 – Derivative Instruments and Hedging Activities, page F-73

10.	We note your disclosure on page F-77 of the amount of hedge ineffectiveness for your foreign exchange derivatives during the year ended December 31, 2009. Please tell us why the amount of ineffectiveness was so large relative to the change in fair value of your derivatives and hedged items. As part of your response, please confirm that you performed a prospective and retrospective assessment of the effectiveness of this hedging relationship and concluded that the hedge was still expected to be highly effective.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.13

The foreign exchange derivatives discussed on page F-77 of the Annual Report comprise a single hedging relationship which involves a cross-currency interest rate swap (i.e., receive U.S. dollars fixed and pay Korean Won float) as the hedging instrument and covered bonds (i.e., pay U.S. dollars fixed) issued by Kookmin Bank, the Company’s commercial banking subsidiary, as the hedged item designated under a fair value hedge relationship. The fair value hedge designation was made at inception of the cross-currency interest rate swap and the issuance of the covered bonds. The designated hedged risks were interest rate risk and currency risk. Each of the covered bonds and the cross-currency interest rate swap had notional amounts of US$1 billion (Korean Won 1,249 billion) and maturities of five years. The covered bonds, which were denominated and settled in U.S. dollars but backed by underlying assets denominated in Korean Won (and thereby necessitated a cross-currency swap to match the U.S. dollar bond cash flows), were issued outside of Korea as the Korean domestic market was unable to absorb the issuance of such asset-backed bonds.

The hedge ineffectiveness shown in 2009 was primarily due to the transaction costs incurred at the inception of the cross-currency interest rate swap transaction. The difficult conditions in the global financial markets in 2009 significantly affected the bid-offer spread and liquidity in the market, with the decreased liquidity limiting the number of swap counterparties with the capacity to enter into a US$1 billion swap transaction at such time. Due to the widened bid-offer spreads and the liquidity required to absorb the size of the swap transaction (i.e., US$1 billion), the transaction costs incurred for such swap (reflected as additional spread on the swap) in 2009 were significantly higher compared to other periods. Despite such higher transaction costs, the Company entered into the swap transaction in order to complete its covered bond financing, which the Company believed was necessary in order to diversify its funding sources and improve liquidity in difficult and volatile market conditions in 2009. The transaction costs incurred for the swap transaction were recognized in 2009, the first year of the swap transaction, and were included in the amount of loss on valuation of foreign exchange derivatives under non-interest expenses for 2009.

In addition to the above, the Company notes that a portion of the hedge ineffectiveness was attributable to the different discount rates used to measure changes in the fair value of the cross-currency interest rate swap and the covered bonds. The fair value of the cross-currency interest rate swap was measured using discount rates reflecting the full fair value changes of the swap that are required to be considered for measurement and for effectiveness testing purposes. In contrast, the fair value of the bond was measured using discount rates reflecting the fair value changes of the bond attributable to the documented hedged risk. In 2009, due to volatile market conditions, changes in the fair value of the cross-currency interest rate swap attributable to non-hedged risk gave rise to hedge ineffectiveness as there were no corresponding changes in the fair value of the covered bonds recorded.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.14

The Company confirms that it has performed a prospective and retrospective assessment of the effectiveness of the hedging relationship discussed above and concluded that the hedge is expected to be highly effective. The Company used a rolling-basis regression analysis to perform both the prospective and retrospective effectiveness testing. Specifically, the Company used 37 data points (comprising three years’ month-end data plus data as of the swap transaction date), which were updated quarterly to replace old simulation data points with new actual data points obtained for such quarter. The regression analysis as a whole still satisfied the effectiveness requirements, despite the negative impact on effectiveness of the large transaction costs for the swap transaction and the different discount rates used to measure changes in fair value, because of the stability of past data points and the large size of US$1 billion (Korean Won 1,249 billion) of the transactions involved. Details regarding regression analysis performed in 2009 are as follows:

Test Result	May 12, 2009	June 30, 2009	September 30, 2009	December 31, 2009
R2	97.69%	97.75%	97.80%	97.61%
F Test	100.00%	100.00%	100.00%	100.0%
Slope Coefficient	(0.91786)	(0.92142)	(0.91063)	(0.89684)

The Company’s effectiveness thresholds of the hedge effectiveness tests are as follows:

Test Result	Threshold
R2	80%
F Test	95.00%
Slope Coefficient	(0.80) to (1.25)

Form 6-K filed August 29, 2011

Note 10 – Loans, page 79

11.	We note that your total allowance for loan losses was (Won) 3.8 trillion under K-IFRS as of December 31, 2010. We also note per page F-36 of your 2010 Form 10-K that your total allowance for loan losses was (Won) 4.2 trillion under U.S. GAAP. To the extent reasonably known, please tell us the key differences between your loan loss methodology under U.S. GAAP and K-IFRS which resulted in a reduction to your allowance for loan losses by approximately (Won) 400 billion between the two methodologies as of December 31, 2010.

The Company believes that the difference in allowance for loan losses of (Won)400 billion as of December 31, 2010 under Korean IFRS and U.S. GAAP, as noted in the Staff’s comment, is principally due to two key factors as set forth below:

(i) Subsequent events

In the financial statements as of and for the year ended December 31, 2010 prepared in accordance with U.S. GAAP, additional allowance for loan losses was recognized for loans to several Korean companies based on subsequent events. After the publication of the Company’s 2010 year-end audited financial statements prepared in accordance with Korean GAAP on March 31, 2011, these corporate borrowers became insolvent. In the Company’s financial statement prepared in accordance with U.S. GAAP, the audit report for which was dated May 22, 2011, the Company regarded these events after the balance sheet date as adjusting events under U.S GAAP and recorded additional allowance for loan losses amounting to (Won)91 billion based on the Discounted Cash Flows Model under U.S. GAAP. In contrast, the Company did not record corresponding additional allowance for loan losses under Korean IFRS as of December 31, 2010, since the transition requirements under IFRS 1 paragraphs 14 and 17 provide that estimates made in accordance with Korean IFRS as of such date (i.e., the date of transition to Korean IFRS, which includes the end of the comparative year) must be consistent with estimates made in accordance with Korean GAAP as of such date.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.15

(ii) Methodology change from Migration Model to PD/LGD Model

In transitioning to Korean IFRS, the Company introduced the PD/LGD Model, while the Company used the Migration Model under U.S. GAAP. The PD/LGD Model, which is based on Basel II system data, was then adjusted to incorporate incurred loss model concepts from the accounting point of view, including Loan Emergency Period (LEP) and discount rates.

While both the Migration Model and PD/LGD Model satisfy the requirements of U.S. GAAP and Korean IFRS regarding the concept of incurred losses, differences may arise in allowances for loan losses calculated under the U.S. GAAP Migration Model and the Korean IFRS PD/LGD Model, respectively, due to differences in detailed methodology and accumulated data under each model. More specifically, under the Migration Model, loan loss rates are calculated based on the migration of the applicable loan among specified loan grade categories. However, under the PD/LGD Model, loan loss rates are calculated based on the probability of default. Specifically, under the U.S. GAAP Migration Model, loan loss rates were calculated based on the balance of the loans that have deteriorated in credit quality and thus have migrated into lower loan grade categories. In contrast, under the Korean IFRS PD/LGD Model, loan loss rates (i.e., the probability of default) are calculated based on the number of the borrowers rather than the amount of the loans. Therefore, when a borrower’s credit quality deteriorates, the impact on the loan loss rates under U.S. GAAP is more dependent upon the size of the loans to such borrower, while the size of the loans to such borrower does not impact the loan loss rates under Korean IFRS. Accordingly, deterioration in the credit quality of certain borrowers with large loan balances would have a bigger negative impact on loan loss rates under U.S. GAAP compared to those under Korean IFRS. For example, when financial difficulties faced by companies in the construction and shipbuilding industries in Korea in 2010 resulted in the deterioration of the asset quality of the Company’s credit exposures to such companies (including project financing loans for real estate development projects), such developments had a larger negative impact on loan loss rates under U.S. GAAP as compared to those under Korean IFRS because the size of the Company’s loans to such construction and shipbuilding companies was relatively large while the number of such borrowers was relatively small.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.16

Note 35 – Insurance Contracts, page 142

12.	We note your insurance contract disclosures on pages 142-148 as well as your policy disclosures on pages 26-28 under K-IFRS. However, we were unable to locate any discussion of your insurance contracts under U.S. GAAP in your Form 20-F. Please tell us whether you followed the same policies under U.S. GAAP and whether the amounts were significantly different under the two accounting standards.

As noted in the Company’s response letter dated September 4, 2007 to the Staff’s comment letter dated August 21, 2007, the Company accounts for KB Life Insurance Co., Ltd. as a joint venture with ING using the equity method pursuant to the guidance in EITF Issue No. 96-16. Furthermore, as also noted in the Company’s response letter dated September 4, 2007, the Company has concluded that KB Life Insurance Co., Ltd. is not an entity subject to consolidation within the scope of FIN46(R). Consequently, given that KB Life Insurance Co., Ltd. is the Company’s sole life insurance business entity and it was not consolidated under U.S. GAAP, the Company did not include a discussion of the relevant insurance contracts in the Annual Report.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Kyu Sul Choi at (822) 2073-2840 (fax: (822) 2073-2848; e-mail: kschoi@kbfng.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at (852) 2532-3707 (fax: (852) 2160-1001; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Jong Kyoo Yoon
Jong Kyoo Yoon
Deputy President and Chief Financial Officer

cc:	Yolanda Trotter

Staff Accountant

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP